SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2003

BAYTEX ENERGY LTD.

(Translation of registrant’s name into English)

2200, 205 — 5TH AVENUE S.W.
CALGARY, ALBERTA, CANADA
T2P 2V7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-☐.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYTEX ENERGY LTD.
(Registrant)

	By:	/s/ John G. Leach
Name: John G. Leach
Title: Vice President, Finance and Administration

Dated: April 29, 2003

Form 6-K Table of Contents

Exhibit No.

Document

1.	Annual Audited Consolidated Financial Statements for the year ended December 31, 2002
2.	Management’s Discussion and Analysis
3.	Notice of Annual and Special Meeting May 27, 2003
4.	Management Proxy Circular for the Annual and Special Meeting